SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Rub Music Enterprises, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

781083 10 0
(CUSIP Number)

John F. Nemelka
NightWatch Capital Management, LLC
5314 River Run Drive, Suite 350
Provo, Utah   84604
Telephone: (801) 805-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 25, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  781083 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
NightWatch Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
2,158,923

8 SHARED VOTING POWER
0

9 SOLE DISPOSITIVE POWER
2,158,923

10 SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,158,923

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.26%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

INTRODUCTION

ITEM 1. Security and Issuer

The title of the class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Rub Music Enterprises, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 11680 Great Oaks Way, Suite 350, Alpharetta, Georgia  30022.

ITEM 2. Identity and Background

This statement on Schedule 13D is filed by NightWatch Capital Management, LLC, a Delaware limited liability company ("NWCM"). NWCM is the general partner of NightWatch Capital Partners II, LP, a Delaware limited partnership (“NWCP II”) and NightWatch Capital Partners, LP (“NWCP”), a Delaware limited partnership (“NWCP”), each of which is a private investment fund. NWCM’s principal office is located at 5314 River Run Drive, Suite 350, Provo, Utah 84604. Information is also included herein with respect to the following persons: NightWatch Capital Advisors, LLC, a Delaware limited liability company ("NWCA") that provides investment advisory services to private investment funds; NightWatch Capital Group, LLC, a Delaware limited liability company ("NWCG") that is the managing member of NWCA; NightWatch Management, LLC, a Delaware limited liability company ("NWM") that is the managing member of NWCG; JFN Management, LLC, a Delaware limited liability company ("JFNM") that is the managing member of NWM; and Mr. John F. Nemelka, managing member of JFNM. The entities and individuals identified in this paragraph are sometimes referred to collectively as the "Item 2 Persons."

Mr. Nemelka is a United States citizen. The principal occupation of Mr. Nemelka is serving as President of NWCA. The business address of Mr. Nemelka is 5314 River Run Drive, Suite 350, Provo, Utah   84604.

During the last five years, none of the Item 2 Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

NWCP and NWCP II purchased an aggregate of 56,650 shares of Series A Convertible Participating Preferred Stock, par value $0.01 per share (the “SanuWave Preferred Stock”), of SANUWAVE, Inc., a Delaware corporation (“SANUWAVE”) in a series of transactions beginning on August 1, 2005 and ending on August 1, 2008.  The aggregate purchase price for such shares of SanuWave Preferred Stock was $5,665,000.  In December 2006, in connection with an internal restructuring, NWCP transferred to NWCP II 100% of its holdings of shares of SanuWave Preferred Stock.   NWCP II was issued an Amended Senior Note dated October 1, 2008 (the “Note”) by SANUWAVE with a principal amount payable to NWCP II in the amount of $75,000, convertible into shares of SanuWave Preferred Stock at a conversion price of $100.00 per share.  The source of funds for these transactions was working capital of NWCP and NWCP II.

On September 25, 2009, the Company, and RME Delaware Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with SANUWAVE. Pursuant to the Merger Agreement, the Merger Sub merged with and into SANUWAVE, with SANUWAVE as the surviving entity (the “Reverse Merger”). In connection with the Reverse Merger, the Company acquired 100% of the outstanding capital stock of SANUWAVE and the stockholders of SANUWAVE received 11,009,657 shares of Common Stock, warrants to purchase up to 1,106,627 shares of Common Stock, at $4.00 per share, and warrants to purchase up to an additional 1,106,627 shares of the Common Stock, at $8.00 per share.  In connection with such merger, NWCP II was issued the Common Stock and warrants to purchase Common Stock described in Item 5 below in exchange for the SanuWave Preferred Stock.

ITEM 4. Purpose of Transaction

NWCM intends to, among other things, closely evaluate the performance of the Company and the value of the Securities (as defined in Item 5), including but not limited to the continued analysis and assessment by NWCM of the Company's business, assets, operations, financial condition, capital structure, management and prospects. The Item 2 Persons acquired shares of Common Stock for general investment purposes, and retain the right to change their investment intent. The Item 2 Persons may invest further in the Common Stock or in other securities of the Company and, in connection therewith, may seek representation on the board of directors of the Company and would expect to work with the Company’s management and board of directors regarding potential strategies to increase shareholder value. The Item 2 Persons may also contact other shareholders regarding potential strategies to increase shareholder value. Subject to market conditions and other factors, the Item 2 Persons may acquire or dispose of securities of the Company from time to time in future open-market, privately negotiated or other transactions.

Except as disclosed above, none of the Item 2 Persons has any plans or proposals of the type described in (a)-(j) of Item 4.

ITEM 5. Interests in Securities of the Company

(a)-(b) The securities referenced in this statement (the “Securities”) consist of (i) 1,939,316 shares of Common Stock, (ii) 96,966 Class A Warrants to buy Common Stock exercisable as of September 25, 2009, (iii) 96,966 Class B Warrants to buy Common Stock exercisable as of September 25, 2009, and (iv) the Note convertible into approximately 25,675 shares of Common Stock (See Item 6 below), representing in aggregate beneficial ownership of 2,158,923 shares of Common Stock or approximately 17.26% of the 12,509,657 shares of Common Stock outstanding as of as September 25, 2009, as reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2009 (the “Form 8-K”) (or 11.84% of the number of shares of Common Stock beneficially owned by holders of the Company’s securities as reported on the Company’s Form 8-K).

Pursuant to an Advisory Agreement with NWCP II, and acting through its managing member, NWCG, NWCA has the sole power to vote or direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWCA may be deemed to be the beneficial owner of the Securities. Acting through its managing member, NWM, and in its capacity as the managing member of NWCA, NWCG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWCG may be deemed to be the beneficial owner of the Securities. Acting through its managing member, JFNM, and in its capacity as the managing member of NWCG, NWM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, NWM may be deemed to be the beneficial owner of the Securities. Acting through its managing member, Mr. Nemelka, and in its capacity as the managing member of NWM, JFNM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, JFNM may be deemed to be the beneficial owner of the Securities. In his capacity as managing member of JFNM, Mr. Nemelka has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Securities. Accordingly, Mr. Nemelka may be deemed to be the beneficial owner of the Securities. The Item 2 Persons expressly declare that the filing of this statement on Schedule 13D shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owners of the Securities.

(c) Except in connection with the Reverse Merger as described in Item 3, and the granting of 146.06 Non-Statutory Stock Options to John Nemelka by SANUWAVE on September 15, 2009 (exercisable as of the date of grant and expiring on September 15, 2019), which options converted into 5,000 options to purchase Common Stock on similar terms at an exercise price of approximately $2.9211, no Item 2 Person has engaged in any transactions in the Company’s securities in the sixty days prior to the date of the filing of this Schedule 13D.

(d) Not Applicable.

(e) Not Applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

On September 25, 2009, the Company entered into the Merger Agreement with SANUWAVE as described in Item 3.  In connection with such Merger Agreement, NWCP II, as a holder of shares of the capital stock of SANUWAVE, was issued (i) 1,939,316 shares of Common Stock, (ii) 96,966 Class A Warrants to buy Common Stock at $4.00 per share, exercisable as of September 25, 2009 and expiring September 25, 2014, pursuant to that certain Class A Warrant Agreement dated September 25, 2009, executed by the Company and NWCP II, and (iii) 96,966 Class B Warrants to buy Common Stock at $8.00 per share, exercisable as of September 25, 2009 and expiring September 25, 2014, pursuant to that certain Class B Warrant Agreement dated September 25, 2009, executed by the Company and NWCP II.  Pursuant to the Merger Agreement, Mr. Nemelka will be appointed to serve as a member of the board of directors of the Company.

As described in Item 3, SANUWAVE issued to NWCP II the Note with a principal amount payable to NWCP II in the amount of $75,000.  Pursuant to the conversion ratio for converting SanuWave Preferred Stock into Common Stock as described in the Merger Agreement, such Note is convertible into 25,675 shares of Common Stock (this number of shares of Common Stock is based on the $75,000 principal amount of the Note and does not included interest earned thereon which will also be convertible into shares of Common Stock at the same conversion rate).

In September 2009, SANUWAVE entered into lock-up agreements with certain of its shareholders, including NWCP II, pursuant to which the shareholders agreed not to sell, assign, transfer, or encumber any of SANUWAVE’s common stock, preferred stock, option, warrants or other rights issued by SANUWAVE, without the consent of SANUWAVE, until January 1, 2011. The lock-up agreements also apply to securities of any successor or assign of SANUWAVE, including the Company; therefore, any shares of Common Stock received by these SANUWAVE shareholders in connection with the Reverse Merger may not be transferred (with certain exceptions), without the consent of the Company, until January 1, 2011.

ITEM 7. Material to be Filed as Exhibits

Number	Description

1
Agreement and Plan of Merger, dated as of September 25, 2009, by and between Rub Music Enterprises, Inc., RME Delaware Merger Sub, Inc. and SANUWAVE, Inc. (incorporated herein by reference to Exhibit No. 2.1 to the Company’s Current Report on Form 8-K dated September 30, 2009).

2	Form of Class A Warrant Agreement (incorporated herein by reference to Exhibit No. 4.1 to the Company’s Current Report on Form 8-K dated September 30, 2009).

3	Form of Class B Warrant Agreement (incorporated herein by reference to Exhibit No. 4.2 to the Company’s Current Report on Form 8-K dated September 30, 2009).

4
Form of Amended Senior Note issued by SANUWAVE, Inc. to Prides Capital Fund I, L.P. and NightWatch Capital Partners II, L.P. (incorporated herein by reference to Exhibit No. 4.4 to the Company’s Current Report on Form 8-K dated September 30, 2009).

5
Form of Lock-Up Agreement, dated September 2009, by and between certain substantial shareholders of SANUWAVE, Inc. and SANUWAVE, Inc. (incorporated herein by reference to Exhibit No. 10.5 to the Company’s Current Report on Form 8-K dated September 30, 2009).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

NIGHTWATCH CAPITAL MANAGEMENT, LLC

Dated: October 5, 2009	By:	/s/ Paul V. Burgon

	Name:	Paul V. Burgon
	Title:	Principal